Form 51-102F3

Material Change Report

1.           REPORTING ISSUER

SOUTHWESTERN RESOURCES CORP.
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia, V7Y 1C6

2.           DATE OF MATERIAL CHANGE

May 16, 2008

3.           NEWS RELEASE

On May 16, 2008, Southwestern Resources Corp. (the "Issuer") issued a news release through the facilities of Marketwire relating to the material change.

4.           SUMMARY OF MATERIAL CHANGE

The Issuer announced that it had sold all of the shares of its indirect wholly owned subsidiary that holds a 90% interest in the Boka project to Hong Kong East China Non-Ferrous International Mineral Development Co., Limited in consideration of net proceeds of approximately US$9.4 million and a 2.7% net smelter return royalty on gold production in excess of 6.5 tonnes.

5.           FULL DESCRIPTION OF MATERIAL CHANGE

The news release, as filed on SEDAR on May 16, 2008, is attached hereto as Schedule "A".

6.           RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.           OMITTED INFORMATION

No significant facts otherwise required to be disclosed in this report have been omitted.

8.           EXECUTIVE OFFICER

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions regarding the change:

Thomas W. Beattie
Vice President, Corporate Affairs
(604) 669-2525

9.           DATE OF REPORT

May 20, 2008

SCHEDULE "A"
SOUTHWESTERN RESOURCES CORP. NEWS RELEASE SALE OF INTEREST IN THE BOKA PROJECT

May 16, 2008

Vancouver, BC – Southwestern Resources Corp. (SWG-TSX) (“Southwestern” or the “Company”) is pleased to announce that it has entered into an agreement (the "Agreement") to sell its indirect interest in the Boka Project to Hong Kong East China Non-Ferrous International Mineral Development Co., Limited (the "Purchaser").

Under the terms of the Agreement, the Company sold all of the shares of its indirect wholly owned subsidiary that holds a 90% interest in the Boka Project to the Purchaser in consideration of net proceeds of approximately U.S.$9.4 million and a 2.7% net smelter return royalty on gold production in excess of 6.5 tonnes.

Timo Jauristo, the Company's President and Chief Executive Officer commented that: "This sale is an important step in our efforts to rebuild Southwestern.  It will allow us to focus our business energy and resources on our properties in Peru.  The nature and location of the Boka Project and issues surrounding the past work thereon, created significant challenges for the Company including, among other things, significant demands for capital and management time, maintaining adequate stakeholder relationships and risks associated with licensing, permitting and title and other country risks.  As a result of these challenges, pending litigation and its current capital resources, the Company did not believe that it could adequately explore and develop both Boka and its Peruvian properties.  Southwestern believes that focusing its exploration and development work on its Peruvian properties provides it with the best opportunity to enhance value for shareholders."

About Southwestern
Southwestern is a Vancouver-based mineral exploration company engaged in the identification, acquisition, evaluation and exploration of gold, silver and base metals mineral properties.  The Company has a number of significant projects, including the Liam gold-silver project in Peru with Newmont Peru Limited. Southwestern is a reporting issuer in British Columbia, Alberta, Manitoba, and Ontario and trades on the Toronto Stock Exchange under the symbol SWG.

Forward-looking Statements

Statements in this news release that are forward-looking statements are based on the current expectations, beliefs, assumptions, estimates and forecasts about the Company's business and the industry and markets in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied by these forward-looking statements due to a number of factors, including but not limited to, the Company's access to additional capital to fund future activities, the loss of mineral properties or the inability to obtain mining licenses, the inherently risky nature of the Company's activities, the inherent uncertainty of litigation, the political stability and economic uncertainty of those areas in which the Company carries on operations and the lack of infrastructure in those areas, title risks, the risks and uncertainties associated with joint ventures and the Company's reliance on third parties, statutory and regulatory compliance and the adequacy and availability of insurance coverage.

These risks, as well as others, could cause actual results and events to vary significantly. The Company expressly disclaims any intent or obligation to update these forward-looking statements.

For more information please contact:

Timo Jauristo, Interim President & CEO
or
David Black, Chair of the Board
Southwestern Resources Corp.

Suite 1650, 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-2525